Exhibit 99.83

GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
YEAR ENDED MAY 31, 2011

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”) for the year ended May 31, 2011 (“2011”), the three months ended May 31, 2011 (“fourth quarter 2011”) and its financial position as at May 31, 2011. The MD&A should be read in conjunction with Grandview’s audited annual consolidated financial statements and related notes, as at May 31, 2011. The comparative reporting periods are the year ended May 31, 2010 (“2010”) and the three months ended May 31, 2010 (“fourth quarter 2010”).

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 15 to the audited annual consolidated financial statements for 2011.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

This MD&A was prepared on August 29, 2011.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing properties of merit for the mining of precious metals and is currently active in the province of Ontario, Canada and in Peru.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS).

Grandview subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101.

Activities during 2011

During 2011 the Company started and currently continues with its diamond drill program at its Dixie Lake project in Red Lake, Ontario. The Company has completed the drilling phase of the program and are currently awaiting results. In total, 9 holes were drilled for approximately 2,100 meters of core. The objectives of the program are to confirm historic intercepts, define additional mineralization and to allow Grandview to bring to NI 43-101 standard the historic resource at the 88-4 and 88-4 West Zones. Once all data is received the Company will undertake a study of past drill results, current information and will work towards creating new geological and resource models.

During 2011 Grandview continued it’s strong on the ground presence within communities associated with the Giulianita project in Piura, northern Peru. The Company’s Peruvian based community relations team continued to work with local community and special interest groups to further community and corporate interests. Grandview management made several trips to the project site to aid in moving ahead discussion. Importantly however, the Company was unable to make any further headway with the local community council during the fourth quarter 2011 and Grandview has temporarily ceased funding this project. The Company is committed to honouring its agreements with local community members and groups if the local community council is prepared to deliver to the Company the necessary rights required to advance exploration and development work.

The Company continued to pursue additional opportunities within Peru, South America and Canada that meet our corporate objective of identifying small-scale, high-grade development opportunities.

Private Placement

On December 31, 2010 the Company closed a non-brokered private placement with the MineralFields Group. This placement resulted in the issuance by the Company of a total of 8,066,666 flow-through units in the capital of the Company at a purchase price of $0.075 per flow-through unit for gross proceeds to the Company of $605,000. Each flow-through unit consists of one common share of the Company issued on a flow-through basis and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one further common share of the Company on a non flow-through basis at a price of $0.15 for the first 12 months following issuance and at $0.20 for the second twelve months.

In connection with this placement, the Company paid eligible persons a cash fee of 6.0% of the gross proceeds raised through each finder under the offering and also issued finder's warrants equal to 7.5% of the total number of flow-through units placed by such finders. Each finder's warrant entitles the holder to acquire one unit with each finder's unit being comprised of one common share of the Company on a non-flow-though basis and one-half of one warrant on the same terms as above, expiring December 31, 2012. On closing, the Company paid $36,300 in cash fees to the finders and issued 604,999 finder's warrants to the finders. In addition, the Company also paid a cash diligence fee of $10,255 in connection with the placement.

Properties and Projects

The Company focused its fieldwork and exploration activities on the Giulianita Property and Red Lake Property during 2011.

Giulianita Property, Peru

The Company, through its subsidiary Recuperacion Realzada S.A.C., has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing o total of two million common shares of the Company over a three-year period.

The remaining 20% may be acquired by making an additional payment of $300,000 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement.

Efforts focused on negotiations with the local community for surface access rights to the project area and working with local community groups, government groups and consulting engineering groups in advance of surface exploration work.

During 2011 and the fourth quarter 2011, the Company spent $370,916 and $67,292 respectively on preliminary exploration and fieldwork and property acquisition costs, compared with $275,804 and $102,278 respectively for 2010 and the fourth quarter 2010. Cumulative exploration and acquisition costs incurred from the inception of the exploration stage to May 31, 2011 were $646,720. In June 2011 the Company suspended expenditures until the local community is able to deliver key surface access rights to allow the Company to carry out advanced exploration and development plans on the Giulianita property. The Company will continue to monitor developments in the region and will access its position over the coming months.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”). During the previous quarter Fronteer Gold Corp. accepted additional expenditures that increased the Companies holding in the Dixie Lake property to 67% from the previous 64% level.

April 28, 2010 Grandview acquired the final 40% interest and now has a 100% interest in ten (10) unpatented mining claims, located in Red Lake, Ontario (the “Sanshaw-Bonanza Property”) from joint venture partner EMCO Corporation S.A. (“EMCO”) and eliminated all net smelter royalties previously due to EMCO under the terms of the original agreement. The Company negotiated the acquisition of two additional unpatented mining claims and two patented mining claims, and reduced the net smelter royalty on the Sanshaw-Bonanza Property to 0.375% as part of an overall property position.

Exploration costs of $48,070 and $41,336 respectively were incurred during 2011 and the fourth quarter 2011 on the Red Lake Properties (2010: $431,174; fourth quarter 2010: $162,930). Cumulative exploration and acquisition costs incurred from the inception of the exploration stage to May 31, 2011 were $3,922,037.

Results of Operations

2011

Grandview incurred a net loss of $408,907 for 2011, compared with $880,403 for 2010. The reason for the variance is attributable to share-based payment expense of $449,491 incurred during 2010, compared with $Nil for 2011.

Cash flows used in operating activities for 2011 of $413,261 compares with $396,559 for 2010.

Fourth quarter 2011

Grandview incurred a net loss of $138,222 for the fourth quarter 2011, compared with $106,941 for the corresponding period last year. Cash used in operating activities of $43,346 for the fourth quarter compares with $76,904 for the corresponding period last year.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	May. 31,	Feb. 28,	Nov. 30,	Aug. 31,
	2011	2011	2010	2010
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	140,298	98,636	88,330	84,321
Net loss	(138,222)	(98,460)	(87,967)	(84,258)
Net loss per share	(0.01)	(0.00)	(0.00)	(0.00)
Cash flows provided by / (used in) operating activities	(43,346)	(121,087)	(140,233)	(108,595)
Cash and cash equivalents & short-term investments, end of period	1,202,965	1,327,653	993,568	1,251,189
Assets	5,865,572	5,856,855	5,442,629	5,565,995

	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
	May 31,	Feb. 28,	Nov. 30,	Aug. 31,
	2010	2010	2009	2009
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	135,455	176,465	107,809	460,325
Net income (loss)	(106,941)	(202,743)	(107,679)	(463,040)
Net income (loss) per share	(0.00)	(0.00)	(0.00)	(0.01)
Cash flows provided by / (used in) operating activities	(76,904)	(373,500)	119,243	(65,398)
Cash and cash equivalents & short-term investments, end of period	1,457,861	1,754,330	232,744	324,654
Assets	5,660,623	5,698,180	4,093,313	3,934,256

LIQUIDITY AND CAPITAL RESOURCES

Grandview’s working capital on May 31, 2011 was $1,155,078 compared with $1,407,869 on May 31, 2010. The cash and short-term investment balance on May 31, 2011 was $1,177,679 and $25,286 respectively, compared with cash and short-term investments on May 31, 2010 of $1,432,824 and $25,037 respectively.

The private placement of December 31, 2010 resulted in the issuance of 8,066,666 flow-through units, in turn comprised of one common share and one-half of one common share purchase warrant (4,033,332 common shares equivalent), for gross proceeds of $605,000. In addition finder’s warrants (604,999 common shares equivalent) were issued as part of the transaction.

375,000 stock options were cancelled during 2011 and 250,00 stock options expired (no financial impact).

333,333 warrants were exercised during 2011 for gross proceeds of $16,667.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company expects that the cash and cash equivalents as at August 29, 2011 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of shares. As of May 31, 2011 and April 14, 2011, the Company had outstanding 81,163,032 common shares, 31,304,996 warrants and 5,400,000 stock options.

RELATED PARTY TRANSACTIONS

For 2011, $Nil (2010: $10,000, 2009: $35,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

For 2011, $150,000 (2010: $150,010, 2009: $150,000) was paid to the President and CEO of the Company for consulting services. Included in this amount was $75,250 (2010: $90,250, 2009: $62,250) capitalized to mining interests. Also, during 2011, car allowances of $Nil (2010: $Nil, 2009: $14,000) and office allowances of $Nil (2010: $Nil, 2009: $607) were paid.

For 2011, $33,000 (2010: $39,000, 2009 - $51,794) in consulting fees was also paid or accrued to the Chief Financial Officer or a company controlled by the Chief Financial officer. Included in accounts payable as at May 31, 2011 is $Nil (2010: $6,000, 2009: $Nil) in relation to consulting services rendered.

In 2007, the Company provided a loan of $90,000 to the President and CEO of the Company. The loan was unsecured, bears no interest and was due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO in 2009 and 2010.

Effective November 30, 2010, the Company entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Company received nominal cash consideration on closing and retained a 1% NSR over the Claims. Two directors of the Company are senior officers with Centrepoint.

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option-pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at May 31, 2011 of $12,718, compared with $13,699 as at May 31, 2010.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Significant Accounting Policies

Please refer to Note 2 to the Company’s audited annual consolidated financials statements for a full discussion of its significant accounting policies.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of cash and cash equivalents, short-term investments, sundry receivable, reclamation bond and accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the design and effectiveness of the Company's disclosure controls and procedures and assessed the design and effectiveness of the Company's internal controls over financial reporting as of May 31, 2011, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of May 31, 2011, such financial reporting disclosure controls and internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during 2011 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

STATUS OF GRANDVIEW’S TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The CICA announced that publicly accountable enterprises would be required to transition from GAAP to International Financial Reporting Standards (“IFRS”), effective January 1, 2011. This mandate is first applicable to interim reporting periods during fiscal 2012 and also requires the presentation of comparative financial information for 2011. For this reason, the effective conversion for the Company’s reporting purposes is June 1, 2010.

The Company established an IFRS plan and has tasked a service provider and a professional service firm with developing the transitional reporting under IFRS. The plan calls for four phases, being the scoping and planning phase, the assessment phase, the implementation phase and post-implementation.

Progress on IFRS Transition Plan

The progress to date may be summarized as follows:

Scoping and planning phase – complete.

Assessment phase – substantially complete, expected to be completed by fourth quarter of fiscal 2010.

Implementation phase – in progress; to be finalized before October 15, 2011.

Post-implementation – November 2011 and thereafter.

To date, the Company’s evaluation of potential changes to accounting policies in key areas are summarized below. The list is in no way intended to represent a complete list of areas where adoption of IFRS will require a change in accounting policies, but does highlight the most significant areas identified to date. Changes and ongoing developments regarding IFRS as developed by the International Accounting Standards Board may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS, but is not anticipated that such changes would require substantial changes to the summary presented below.

First-time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects to apply in its preparation of an opening IFRS statement of financial position as at June 1, 2009:

  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
  To apply the Fair Value as Deemed Cost election to certain assets that have previously been impaired under Canadian GAAP in prior periods.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending August 31, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1. IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Business

Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to continue to capitalise exploration and evaluation expenditures under IFRS.

The application of this policy on the adoption of IFRS will not have a significant impact on the Company’s consolidated financial statements.

Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value. The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its consolidated financial statements.

Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes. The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

OUTLOOK

The Company has ceased funding its Giulianita project in Peru and is currently focusing it attention on the diamond drilling program and modeling at the Dixie Lake project, Red Lake, Ontario. The company plans to execute a 2,200 m drill program to confirm and update a historical resource to a 43-101 standard. As part of the exploration program a 3-D geological model and resource model has been updated and drill targets have been identified. The Company plans to execute this program and complete a new resource model during late 2011.

The Company continues to identify and evaluate high grade, near term production projects within Canada, Peru and South America in general.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

For a comprehensive overview of the risks to which the Company is or may be exposed, please refer the Company’s Annual Information Form as at May 31, 2011, Item 3.2 “Risk Factors”.

COMMITMENTS AND CONTINGENCIES

The Company, through its subsidiary Recuperacion and in accordance with an option agreement, may earn an 80% interest in the Giulianita project by spending $1.4 million over a three-year period on the property and issuing two million shares of the Company to a private Peruvian group. The Company may earn the remaining 20% by making an additional payment to this private Peruvian group of $250,000.

The Company is committed to spend $605,000 raised in conjunction with the December 31, 2010 flow-through private placement on eligible Canadian exploration expenditures by on or before December 31, 2011.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the unaudited interim consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the audited consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.